Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following briefly summarizes certain of the material terms of the common stock, par value $0.001 per share, of Albany International Corp. (the “Company,” “we,” “us,” and “our”), which is the only class of our  securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This following description is a summary, and it does not describe every aspect of our Class A Common Stock. This summary is subject to, and qualified in its entirety by, reference to the provisions of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and our Bylaws.

Our Certificate of Incorporation authorizes the issuance of up to 100 million shares of Class A Common Stock, par value $0.001 per share, 25 million shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), and 2,000,000 shares of preferred stock, par value $5.00 per share (the “preferred stock”). The Class B Common Stock is convertible into an equal number of shares of Class A common Stock at any time.

Common Stock

Voting Rights. At every meeting of the shareholders of the company (or with respect to any action by written consent in lieu of a meeting of shareholders), each share of Class A Common Stock is entitled to one (1) vote (whether voted in person by the holder thereof or by proxy or pursuant to a shareholders’ consent) and each share of Class B Common Stock is entitled to ten (10) votes (whether voted in person by the holder thereof or by proxy or pursuant to a shareholders’ consent). Except as otherwise required by law or by the company’s Certificate of Incorporation or as determined by our board of directors, Class A Common Stock and Class B Common Stock vote together as a single class and have the exclusive right to vote on all matters on which common shareholders are entitled to vote, including the election of directors. The authorization, issuance, sale or distribution by the company of shares of Class B Common Stock require (1) the affirmative vote of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, and (2) the affirmative vote of a majority of the outstanding shares of Class B Common Stock, voting as a separate class. The affirmative vote of the Class A Common Stock or Class B Common Stock will not be required for the distribution of Class B Common Stock to the holders of Class B Common Stock in connection with a stock dividend or split up, subdivision, combination or reclassification of shares of common stock of the company, if Class A Common Stock is concurrently and proportionately distributed to holders of Class A Common Stock (such a distribution of Class A Common Stock to be deemed proportionate under the company’s Certificate of Incorporation if the number of shares of Class A Common Stock distributed with respect to each share of Class A Common Stock equals the number of shares of Class B Common Stock distributed with respect to each share of Class B Common Stock; such concurrent, proportionate distributions are hereinafter collectively referred to as a “Pro Rata Distribution”).

Transferability. Shares of Class A Common Stock are not subject to any restrictions on transfer. Shares of Class B Common Stock are not subject to any restrictions on transfer, except that any transfer of such shares other than a Permitted Transfer (as defined below) will automatically result in conversion of such shares transferred to shares of Class A Common Stock, effective upon such transfer. A “Permitted Transfer” of Class B Common Stock means any of the following: (i) a transfer of such shares to the company; (ii) a transfer of such shares by the holder thereof to another holder of Class B Common Stock; (iii) a transfer of such shares resulting from the death of the holder thereof to another holder of Class B Common Stock; and (iv) any other Permitted Transfer as defined in our Certificate of Incorporation.

Dividends. Dividends may be paid upon the Class A Common Stock as and when declared by the board of directors out of any funds legally available therefor; provided, however, that no stock dividend may be paid upon the Class A Common Stock unless such stock dividend is part of a Pro Rata Distribution. Shares of Class A Common Stock and Class B Common Stock will be treated equally for purposes of dividends except with respect to any stock dividend which is part of a Pro Rata Distribution.

Liquidation, Dissolution, and Winding Up. Upon any liquidation, dissolution or winding up of the company, whether voluntary or involuntary, and after the holders of preferred stock of each series have been paid in full the amounts to which they respectively are entitled or such other provision has been made for the holders of the preferred stock of each series as may have been determined by the board of directors pursuant to its authority to determine, before issuance, the rights upon voluntary or involuntary liquidation, dissolution or winding up of the company of series of the preferred stock, the remaining net assets of the company will be distributed to holders of Class A Common Stock and Class B Common Stock ratably as one class.

Preferred Stock

Under our Certificate of Incorporation, our board of directors may issue shares of preferred stock from time to time as shares of one or more series of preferred stock, and the board of directors is authorized from time to time prior to the issuance thereof to fix the number of shares which will constitute each such series and to fix the designation and relative rights, preferences and limitations of such series, subject to the limitation that, if the stated dividends and amounts payable on liquidation are not paid in full, the outstanding shares of all series of preferred stock will share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. This may have the effect of delaying, deferring or preventing a change of control of our company by, among other things, increasing the number of shares necessary to gain control of the company.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Our Certificate of Incorporation and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. These provisions include:

Authorized but Unissued or Undesignated Capital Stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The board of directors does not intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Advance Notice Procedures. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than 180 days prior, and not later than 100 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or of us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts.

Business Combinations with Interested Stockholders

Section 203 of the Delaware General Corporation Law (the “DGCL”) generally prohibits certain business combination transactions between a Delaware corporation and any “interested stockholder” owning 15% or more of the corporation’s outstanding voting stock for a period of three years after the date on which the stockholder became an interested stockholder, unless:

•	the board of directors approves, prior to the date, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owned at least 85% of the shares of the voting stock of the corporation including for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) shares owned by persons who are directors and officers and certain employee benefit plans; or

•
at or subsequent to the time at which the stockholder became an interested stockholder, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders’ meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation’s voting stock other than shares held by the interested stockholder.

Under Delaware law, a “business combination” includes a merger, asset sale or certain other transactions resulting in a financial benefit to the interested stockholder.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation provides that no director will be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our Bylaws generally provide that we will indemnify any person who is a party, or is threatened to be made a party, or who is called or threatened to be called to give testimony (whether during pre-trial discovery, at trial or otherwise) in connection with any threatened, pending or completed action, suit or proceeding of any kind, whether civil, criminal or investigative, including an action by or in the right of the company, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Expenses incurred by a director, officer, employee or agent in defending against such legal proceedings are payable before the final disposition of the action, provided that the director, officer, employee or agent undertakes to repay us if it is later determined that he or she is not entitled to indemnification. Our Bylaws also provide that we may, by action of our board of directors, execute and deliver indemnification agreements with any person or persons whom we have the power to indemnify under applicable law and with such provisions as our board of directors may approve and as are not prohibited by applicable law. We have entered into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act, 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for our Class A Common Stock.

Exchange

Our Class A Common Stock is listed on the NYSE under the symbol “AIN.”